Received SEC

JAN 02 2012

Washington, DC 20549

Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

December 31, 2012

Mr. Allicia Lam
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sonasoft Corporation
Amendment No. 2 to Offering Statement on Form 1-A
Filed September 21, 2012
File No. 024-10327

Dear Ms. Lam:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated October 18, 2011, to Nandi Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 3 to the Form 1-A ("Amendment No. 3"), filed with the Securities and Exchange Commission on December 31, 2012. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.3, as amended by the amendment(s).

Part I – Notification, page 2

1. We note your use of the qualifier "to the best of our knowledge" in Items 1 and 2. Please tell us the cause of your uncertainty regarding whether you have any promoters or affiliates and whether you or your officers or directors are subject to any of the disqualification provisions set forth in Rule 262. Alternatively, remove the qualifier.

Company Response: We have revised to identify our promoters and affiliates.

Item 1. Significant Parties

Underwriters with Respect to the Proposed Offering, page 4

2. Revise to briefly explain the exemption from broker requirements available to your officers and directors under the securities laws that you reference in this section.

Company Response: We have revised to remove the reference to the exemption from broker requirements available to your officers and directors.

Item 2. Application of Rule 262

3. Eliminate the double negative used in the second paragraph of this section and its associated bullet points, or advise.

Company Response: We have revised to eliminate the double negative used in the second paragraph of this section and its associated bullet points.

Item 5. Unregistered Securities Issued or Sold within One Year, page 6

4. Please revise to disclose the names of the persons to whom the securities were issued. With respect to the 1,500,000 shares of common stock that were issued in exchange for services, please also revise to describe the services that were rendered, the basis for computing the amount of securities to be issued and the exemption from registration relied upon and the facts relied upon for such exemption. Refer to Item 5(a) of Form 1-A.

Company Response: We have revised to describe the services that were rendered, the basis for computing the amount of securities to be issued and the exemption from registration relied upon and the facts relied upon for such exemption.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

5. Since you identify Anslow & Jaclin in this section, please briefly describe the nature of any contingent fee arrangement, material interest or connection that this firm has with your company. Refer to Item 8 of Form 1-A.

Company Response: We have revised to briefly describe the nature of the contingent fee arrangement that Anslow & Jaclin, LLP has with us.

Part II Offering Circular

Cover page, page 8

6. Please revise to disclose the specific date that the offering will terminate, as well as the length of time by which you may extend the offering, and disclose whether you may terminate the offering prior to the expiration. We note your disclosure on page 28. Please revise your cover page to clarify whether you intend to use Rule 415 to conduct an offering on a continuous or delayed basis and, if so, please provide us with your analysis supporting your conclusion that you are eligible under Rule 415 to conduct such an offering.

Company Response: We have revised to disclose the specific date that the offering will terminate, as well as the length of time by which we may extend the offering, and that we may terminate the offering prior to the expiration. We have aloes revised our cover page to clarify that we intend to use Rule 415 to conduct an offering on a continuous or delayed basis and state our analysis supporting your conclusion that we are eligible under Rule 415 to conduct such an offering.

Risk Factors

Risks Related to Our Business, page 11

7. Please add appropriate risk factor disclosure given your current litigation as described on page 39.

Company Response: We have added appropriate risk factor disclosure given your current litigation as described in the offering circular.

8. Your third risk factor states that you will have public company reporting requirements. Please revise or remove this risk factor or explain why it is appropriate.

Company Response: We have removed this above mentioned risk factor.

Risks Related to Our Common Stock, page 13

9. We note your tenth risk factor states that you intend to seek a market maker to apply for a quotation on the OTC BB. Please tell us how you intend to meet OTC BB eligibility requirements

Company Response: . We do not intend to apply for a quotation on the OTC BB at this time. However, we may do so at a future date, at which point we will address the eligibility requirements. ..

Business and Properties, page 14

10. Please revise here to describe how you develop your products and earn revenue. For example, please clarify whether you develop your products internally, describe any agreements you may have with external developers, whether you individualize your products for your customers or sell the same software to all your customers, whether you earn revenues by licensing fees or other means and describe any distribution agreements you may have. We note, for example, your reference to your development activities at Integra Micro Ltd., Bangalore on page 52. Please also revise to discuss briefly how you work with Microsoft in your product development and describe any agreements you may have with Microsoft.

Company Response: We expanded the form to explain the software development role of Integra Micro, Ltd, of Bangalore, India, who is paid a royalty from product sales for this service. We also explained that we added SonaVault, email archiving software product in 2010 to address Corporate Compliance and eDiscovery requirements. At the present time we are primarily focused on selling the SonaVault product because today's demand for email archiving solutions is high. This demand is driven by regulatory compliance and litigation support needs. Sales have been by direct license of our software products to end users with the exception of one Distribution Agreement that we have with a Managed Services Provider, MSP who resells our SonaVault product as a Software as a Service offering. Our software products are not individually tailored for each customer, but, customers may request our assistance to install the product on the customer's servers. We charge a one-time fee for this installation service. We also offer maintenance contract services for an annual fee for each of our products. We further explain that our relationship with Microsoft is that of a customer who works closely with Microsoft product support staff. .

11. Please revise to clarify what the acronym SMB represents.

Company Response: SMB is an industry acronym for Small to Middle sized Business which is the target market segment for the sale of our products

SonaVault Appliance, page 15

12. We note your reference to your agreements with DELL, Microsoft and Avnet. Please revise to briefly describe these agreements and describe the services that were provided under these agreements.

Company Response: We have revised to clarify that we have entered into an agreement only with Avnet not DELL or Microsoft. According to our agreement with Avnet, Avnet will, under our direction, install Microsoft and Sonasoft software on a selected DELL server and deliver the ready-to-run system with the software already installed on the server (an "appliance"), to our customer. DELL and Microsoft were parties to the discussions in forming the agreement with Avnet, but, are not parties to the agreement.

OEM, page 15

13. Please revise to clarify whether you have worked with OEM partners in the past or if the disclosure in this section is regarding relationships you hope to develop in the future.

Company Response: We have revised to clarify that we are currently not working with any OEM partner in selling our software. We are hoping to develop relationships with OEM partners as a new sales channel for the company.

Customer Support, page 15

14. Please provide an estimate of the material costs of your plans to increase your customer support resources.

Company Response: We have revised to clarify that the costs of our plans to expand our customer support resources are estimated be $2000 in equipment and $60,000 in salary per each new employee.

Development Plan, page 18

15. Revise to disclose your timetable for the development of the new features and enhancements identified in this section and provide an estimate of the materials costs connected with such development. Refer to Item 3(b) of Form 1-A.

Company Response: We have revised to disclose a projected timetable and an estimate of material costs in connection with each of the product modifications planned for development in 2013.

(c) Describe the industry in which the Company is selling or expects to sell its products and services..., page 18

16. Please revise to describe the relative size and financial and market strengths of your competitors listed.

Company Response: We revised to describe the relative size and financial and market strengths of your competitors listed.

Marketing, page 19

17. We note that you have described what your main marketing focus will be in the future. Please revise to clarify the marketing strategies you are currently employing, including how and by whom your products are currently being marketed.

Company Response: We have revised to clarify that our marketing today is limited to drawing prospective customers to our website with press releases and search engine optimization, SEO. Our SEO efforts have been proven successful over the past year in which Sonasoft has consistently ranked on or near to page one in Google searches to find email archiving solutions. If we are able to secure funding, we will continue to hone this fundamental capability and expand our marketing as planned for the future.

(f) State the number of the Company's present employees..., page 20

18. We note the number of full-time employees disclosed here. However, we note your disclosure on page 16 that the support staff is servicing over 400 customers and that a new staff member is required for every 75 customers. Please revise to clarify how you only have one full-time employee in customer operations.

Company Response: We have revised to explain how customer support is currently handled by shared responsibilities versus how it will be handled going forward by a dedicated department.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents.., page 20

19. Please revise to clarify the amount you expect to spend in the current year on research and development.

Company Response: We have revised to clarify that the expenditure on research and development that we expect to spend in the current year will remain approximately the same as in 2012.

(k) Summarize the material events in the development of the Company..., page 21

20. Please revise to discuss your initial public offering completed in 2008 and your filing of a Form 15 in 2009.

Company Response: We have revised to discuss our initial secondary offering completed in 2008 and our filing of a Form 15 in 2009.

(b) State the probable consequences to the Company of delays..., page 21

21. We note that you state that any delay or failure to achieve any and all of the above milestones could affect the probability or survival of the company. Please revise to describe more specifically how your failure to achieve any of the milestones would affect you. For example, disclose whether failure to achieve a particular milestone would affect your liquidity.

Company Response: We revised to describe how our failure to achieve any of the milestones would affect us, specifically with respect to our survival and our liquidity.

Offering Price Factors, page 23

22. We note your disclosure here that you have not sold or otherwise issued any securities in the last 12 months. However, we note your disclosure on page 6 regarding the number of shares of common stock that were issued or sold within the last year. Please tell us the cause of this discrepancy or revise.

Company Response: We have issued securities in the last months. We have revised to reconcile the discrepancy.

23. Please provide the calculations that support your net tangible book value per share of $(0.068). Also, please update your disclosures to provide this information as of June 30, 2012, the most recent balance sheet date included in the filing.

Company Response: We have revised to provide the calculations of our net tangible book value per share. We have also updated our disclosures to provide this information as of September 30, 2012, the most recent balance sheet date included in the filing.

Use of Proceeds, page 24

24. Please revise to identify the general corporate and working capital purposes for which you intend to use the proceeds from this offering, addressing specifically the milestones described on page 21. Additionally, given that there is no minimum amount of proceeds that must be raised, revise to describe the order of priority in which the proceeds will be used. Refer to the Instruction on page 12 of Form 1-A.

Company Response: We have revised to identify the general corporate and working capital purposes for which we intend to use the proceeds from this offering, specifically the milestones described on page 21. We have also revised to describe the order of priority in which the proceeds will be used.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems..., page 25

25. Revise to disclose your estimated cash needs for the next 12 months and disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Please disclose how your plans to increase your customer support resources, as disclosed on page 15, develop new and enhanced features for your products, as disclosed on page 18, and develop a heavy marketing initiative for your new archiving product line, as disclosed on page 54, will materially increase your cash needs over the next 12 months. Finally, clarify whether you anticipate having any cash flow or liquidity problems if you do not sell the maximum number of shares in this offering.

Company Response: We have revised the 1-A to clarify that our estimated cash needs for the next 12 m onths and we will not be able to conduct our Development Plan using currently available capital resources. We have also stated the extent to which you are currently using funds in your operations on a monthly basis. We also disclosed under each applicable section how our plans to increase your customer support resources, develop new and enhanced features for your products, and develop a heavy marketing initiative (programs described under Marketing of Business and Properties) for your new archiving product line will materially increase your cash needs over the next 12 m onths. We clarified that we do not anticipate having cash flow or liquidity problems if we do not sell the maximum number of shares in this offering.

Plan of Distribution

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised, page 29

26. Please revise this section to clarify that funds will be immediately available to the company and that no funds will be returned if the maximum is not reached. Please also include a risk factor addressing that investors may lose all of their money since funds will be not returned even if the maximum number of shares is not sold. Clarify in such risk factor whether the sale of shares significantly under the maximum will affect your ability to reach your milestones.

Company Response: We have revised this section to clarify that funds will be immediately available to the company and that no funds will be returned if the maximum is not reached. We have also included a risk factor addressing that investors may lose all of their money since funds will be not returned even if the maximum number of shares is not sold. We clarified in such risk factor that the sale of shares significantly under the maximum will affect our ability to reach our milestones.

27. Explain the nature of any resale restrictions..., page 29

27. You indicate in this section that certain of your common shares outstanding may be restricted under applicable securities rules. Please revise to explain the nature of any resale restrictions on presently outstanding shares. Please also revise to explain when those restrictions will terminate, if this can be determined

Company Response: We have revised to explain that Sonasoft will comply with SEC guidelines of Rule 144, the Company's policy will be not to remove restrictive legend for stockholders holding the Sonasoft Stock for less than one year.

Officers and Key Personnel of the Company, page 29

28. Please revise the business description of Mr. Sachdev to briefly describe the principal businesses conducted by Sysorex Consulting, Sysorex International and Pointred Technologies. Also, revise the business descriptions for Messrs. Gilmer, Ahmed and Kumar to clarify the dates served in the positions disclosed and ensure that the business description includes positions held during the past five years.

Company Response: We have revised the business description of Mr. Sachdev to briefly describe the principal businesses conducted by Sysorex Consulting, Sysorex International and Pointred Technologies. We have also revised the business descriptions for Messrs. Gilmer, Ahmed and Kumar to clarify the dates served in the positions disclosed and include positions held during the past five years.

Directors of the Company, page 31

29. Please revise the business descriptions of Dr. Japra and Mr. Randhawa to clarify the dates served in the positions mentioned and ensure that the business description includes positions held during the past five years.

Company Response: We have revised the business descriptions of Dr. Japra and Mr. Randhawa to clarify the dates served in the positions mentioned and include positions held during the past five years.

(b) If any of the Officers, Directors or other key personnel have ever worked..., page 32

30. Please revise your disclosure to address whether you have taken any precautions to preclude claims by prior employers of Messrs. Khanna, Rondhawa and Kumar for conversion or theft of trade secrets, know-how or other proprietary information.

    Company Response: The Company does not consider this action necessary given the specific nature of their previous and current positions. We have our disclosure revised to indicate so.

(d) If any of the Company's key personnel are not employees but are consultants.., page 32

31. Please revise to state the details of your interim Chief Financial Officer's engagement. Please also file any agreement governing your Chief Financial Officer's engagement as a consultant.

    Company Response: We have revised to state the details of our interim Chief Financial Officer's engagement. We have also filed as an exhibit the agreement governing our Chief Financial Officer's engagement as a consultant.

Principal Stockholders, page 34

32. Please clarify why there is a discrepancy between the number of shares held by Mr. Khanna in the table here and the table on page 3.

    Company Response: We have revised to reconcile the number of shares held by Mr. Khanna all through the offering statement.

Management Relationships, Transactions and Remuneration

(b) If the Company has made loans to or is doing business with any of its officers..., page

33. Please revise to clarify the amount that remains due on the promissory note. Please also add appropriate risk factor disclosure given that you are not current on your payments under the note.

    Company Response: We have revised to clarify to the amount that remains due on the promissory note. We have also added appropriate risk factor disclosure given that you are not current on your payments under the note.

(c) Describe the extent to which future stock purchase agreements..., page 38

    34. Please revise to describe briefly the provisions of the statutes mentioned.

        Company Response: We have revised to describe briefly the provisions of the California Corporation Code.

Financial Statements

General

    35. Revise to clearly label each of the financial statements included in the filing as unaudited.

Company Response: The form was revised to Label (Unaudited) on all financial statements.

    36. The FASB Accounting Standards Codification (ASC) became effective on July 1, 2009 for interim and annual reporting periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Therefore, please revise the applicable references throughout the filing to comply with the Codification. For example, on page F-5 of the filing you reference the pre-codification literature of SFAS 128 a nd SFAS 109, w hich are no longer relevant in light of the adoption of the ASC.

        Company Response: We revised the form by replacing references to SFAS 109 with ASC 740 (new codification for accounting of Income tax).

Balance Sheet, page 42

    37. Please explain further what the deferred compensation represents and revise your footnote disclosures accordingly.

        Company Response: The form was expanded to show the deferred compensation represents salaries due to key management. The details of compensation outstanding as of June 30, 2012 are provided below:

Nandi Khanna (Andy)	CEO	$673,565
Billal Ahmad	CTO	$155,824
Neil Khanna	VP Operations	$188,199
Other Employees	Sales & Engineering	$258,829
Total Deferred Salaries & Compensation		$1,276,479

The Key management agreed to defer the compensation due to limited cash resources available to the company in last five years.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Organization

(A) Organization, page F-5

38. You state that the unaudited financial statements have been prepared in accordance with U.S. GAAP for the interim financial information. Please revise to clarify, if true, that the annual financial statements were also prepared in accordance with U.S. GAAP. Also, please explain your disclosures which indicate that the interim financials do not include all the information and footnotes required by U.S. GAAP for annual financial statements

Company Response: The form was revised by adding that the interim and annuals financial statements are prepared in accordance with US GAAP. The interim financial statements include all the notes and disclosures as provided for annual financial statements.

(G) Revenue Recognition, page F-6

39. We note that you sell both software licenses and maintenance support agreements. Please tell us whether you enter into any multiple-element arrangements that include, for example, the sale of both a software license and customer support. If so, revise to clarify how you account for such arrangements. In this regard, explain further how you establish VSOE of fair value for the various elements included in your multiple-element arrangements. Describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors. Nandi Khanna Sonasoft Corp. October 18, 2012 P age 8 F urther, address the issue that if you're VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to ASC 985-605-25-6. To the extent that you have determined that the sale of your licenses and customer support do not qualify as multiple-element arrangements, please explain further basis for your conclusions.

Company Response: The form was revised to add explain that Sonasoft sells and collects the following revenue:

1) Sale of Software license

2) Installation service and support revenue

3) Maintenance Contract, the term or period may be one or two or three years.

Sonasoft established VSOE fair value for software product under each contract or purchase order depending upon customer requirements, the examples are provided below:

1) Customer download software with buying maintenance contract or installation service, the revenue will be recognized after 60 days, free evaluation period and it has been confirmed that customer will use the software product. In this case VSOE fair value will be software product price

2) Customers who buy volume email archiving software along with installation services and maintenance contract. The VSOE fair value computation will include the following revenue components:

a) Price charged for number of licenses sold for e-mail archiving product. This software product licensing fee is recognized as revenue after 30 days.

b) Installation service charges will also be recognized as revenue after 30 days.

c) Maintenance contract will be recognized on pro rata basis depending upon the duration, e.g. if the contact is for one year, the revenue will be recognized as monthly revenue in 12 months, if two years, the revenue will be recognized as monthly revenue in 24 months, and if it is a three years maintenance contract, the revenue will be recognized in 36 months.

Note 7. Commitments and Contingencies

(B) Product Development/Royalty Agreement, page F-11

40. We note your discussion regarding the product development agreement entered into in 2007 with a software development company where you state that no amount is owed to the developer until the release of the product, which is scheduled to be in September 2009. Please clarify which product is subject to this agreement. Tell us if and when the product was released and the amount of royalties paid, if any, under this agreement for each period presented. Also, revise your disclosures accordingly.

Company Response: The form was revised to describe that the software development company is Integra Micro of Bangalore, India, who is paid a royalty of 10% of Sonasoft sales revenue gained from the products that they develop. These royalties have been paid through Q3 of 2011 at which time the payments were put on hold until cash flow problems within the Company could be addressed. It is planned to make this account current by Q4 2013.

Management's Discussion and Analysis of Certain Relevant Factors, page 54

41. Please revise to clarify which of your products listed on page 17 is the "older product line" and which are the "new products" you describe here. Also, you indicate that your new archiving product line has shown a trend in growth. Please provide insight into this trend, quantifying the discussion to the extent practicable.

Company Response: We have revised to clarify that our "new" product is SonaVault, an email archiving software product. We have also revised to remove the reference to our new archiving product line showing a trend in growth.

Part III – Exhibits, page 58

      42. Please file:

☐ Any agreements governing your relationship with Microsoft as described on page 14;

☐ The agreements with DELL, Microsoft and Avnet described on page 15; and

☐ The promissory note described on page 35.

> **Company Response**: We revised to clarify that we have no contractual agreements with DELL or Microsoft. We have filed as exhibits our agreement with Avnet regarding the appliance product and the note held by Dr Japra.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Sonasoft Corporation

By:

Nandi Khanna
Chief Executive Officer